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April 25, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas Nalbantian and Michael Coco

Re:	Province of British Columbia Registration Statement on Form S-B Filed March 3, 2025 File No. 333-285485

Ladies and Gentlemen:

On behalf of the Province of British Columbia (the “Province”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated March 27, 2025 (the “Comment Letter”), to the Province regarding the Province’s above-referenced registration statement (File No. 333-285485) under Schedule B, filed with the SEC on March 3, 2025 (the “Registration Statement”). Simultaneously with the filing of this letter, the Province is filing via EDGAR its Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The Province has also filed Amendment No. 5 to its Form 18-K for the fiscal year ended March 31, 2024 (the “Form 18-K/A”) in response to one of the Staff’s comments as further detailed below, as well as to provide an update on the Province’s credit ratings.

To facilitate your review of the Province’s responses, we have repeated your comment in italics followed immediately by the response of the Province.

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Registration Statement on Form S-B, Filed March 3, 2025

Amendment No. 4 to Annual Report on Form 18-K, Filed March 7, 2025
Budget and Fiscal Plan 2025/26 - 2027/28
Tax Measures
Carbon Tax Act, page 66

1.	We note your disclosure that should the federal government remove the requirement for carbon pricing across Canada, British Columbia would follow suit. Please update your disclosure to confirm, if true, that British Columbia intends to end the province's consumer carbon tax now that Prime Minister Mark Carney has moved to eliminate the tax. In addition, if the end of the consumer carbon tax has an impact on British Columbia's revenues and projected revenues, please update your disclosure as necessary.

Effective April 1, 2025, the Province has eliminated the consumer carbon tax and the climate action tax credit. Accordingly, the Province filed the below disclosure on Form 18-K/A and incorporated the Form 18-K/A by reference into Amendment No. 1.

“Effective April 1, 2025, pursuant to amendments to the Carbon Tax Act (S.B.C. 2008, c. 40) and the Income Tax Act (R.S.B.C. 1996, c. 215) set out in the Carbon Tax Amendment Act, 2025 (S.B.C. 2025, c. 5) enacted on March 31, 2025, the Province eliminated the consumer carbon tax and the climate action tax credit (which partially offset that tax), while leaving in place the existing carbon tax on large industrial emitters.

As compared to the projected revenues and expenditures set out in the Province’s Budget and Fiscal Plan (2025/26 to 2027/28) published on March 4, 2025:

o	net revenue to the Province in the fiscal year 2025/26 is projected to be $1.991 Billion lower, as a result of a $2.760 Billion reduction in the consumer carbon tax, offset by a $0.769 Billion reduction in the climate action tax credit, and

o	net revenue to the Province in fiscal years 2026/27 and 2027/28 is projected to be $2.083 Billion and $2.343 Billion lower, respectively, as a result of reductions in those fiscal years of $3.108 Billion and $3.368 Billion, respectively, in the consumer carbon tax, offset by a $1.025 Billion reduction in each of those fiscal years in the climate action tax credit.”

General

2.	On March 13, 2025, the British Columbia Legislative Assembly advanced legislation titled the "Economic Stabilization (Tariff Response) Act." In response, federal legislators in the United States have suggested reviving COVID-19 legislation, namely the "Cruising for Alaska's Workforce Act," that would allow cruise ships to return to the mainland United States without stopping in a foreign country. Please provide updated disclosure on the potential impacts of this legislation and, if necessary, the potential targeted responses against British Columbia - similarly to how you provided "Recent Updates" disclosure in your 18-K amendment on December 31, 2024.

The Province does not expect the impact of the U.S. “Cruising for Alaska’s Workforce Act”, if enacted, and potential targeted responses to be material to the Province. As a result, the Province does not believe that disclosure about such impact is necessary at this time. If the legislation is enacted and the impact of such legislation and any targeted responses is ultimately assessed as material, the Province will make appropriate disclosures at the relevant time.

3.	On March 23, 2025, Prime Minister Mark Carney called a snap election for April 28, 2025. Please provide updated disclosure to reflect any impacts, if material, to British Colombia due to the running and potential consequences of these federal elections.

No material impact on the Province has materialized or is currently anticipated due to the running and potential consequences of the snap federal election called by Prime Minister Carney for April 28, 2025.

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We thank the Staff in advance for its consideration of this letter and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7974.

Yours very truly,

/s/ Jason Lehner
Jason Lehner

cc:	Douglas S. Scott
Deputy Minister of Finance
Province of British Columbia

Tom Clark
Consul General of Canada

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